Exhibit 99.34

CONSENT OF R. MOREL

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the report entitled “Westwood Project, Québec, Canada, Mineral Resources Report as of May 31, 2011” dated March 5, 2012 (the “Westwood Report”) and (2) the annual information form of the Company dated March 25, 2013, which includes reference to my name in connection with information relating to the Westwood Project, the Westwood Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ Richard Morel
By: Richard Morel

Date: March 25, 2013